UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 000-23157
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A.C. MOORE ARTS & CRAFTS, INC.
130 A.C. Moore Drive
Berlin, New Jersey 08009

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN
Berlin, New Jersey
FINANCIAL STATEMENTS
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Trustees
A.C. Moore Arts & Crafts, Inc. 401(k) Plan
Berlin, New Jersey
We have audited the accompanying statements of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H — Part IV — Line 4i Schedule of Assets (Held at the End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Clifton Gunderson LLP
Philadelphia, Pennsylvania
June 23, 2011

FINANCIAL STATEMENTS

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS

CASH	$1,191	$718

PARTICIPANT — DIRECTED INVESTMENTS	11,130,269	10,519,764

RECEIVABLES
Participant contributions	17,293	—
Notes receivable from paticipants	443,509	452,114

Total receivables	460,802	452,114

TOTAL ASSETS	11,592,262	10,972,596

LIABILITIES

Refund of Excess Contributions	54,781	44,708

NET ASSETS AVAILABLE FOR BENEFITS	$11,537,481	$10,927,888

The accompanying notes are an integral part of the financial statements.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$777,637	$1,869,553
Interest and dividends	96,825	147,801

Total investment income	874,462	2,017,354

Interest income from notes receivable from participants	24,889	31,037

Contributions:
Company	—	911
Participant	1,051,731	1,133,027
Rollover	7,791	40,848

Total contributions	1,059,522	1,174,786

Total additions	1,958,873	3,223,177

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,286,968	1,222,193
Refund of excess contributions	54,781	45,999
Administrative expenses	7,531	10,074

Total deductions	1,349,280	1,278,266

NET INCREASE	609,593	1,944,911

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,927,888	8,982,977

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$11,537,481	$10,927,888

The accompanying notes are an integral part of the financial statements.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 1 — PLAN DESCRIPTION
The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The A.C. Moore Arts & Crafts, Inc. 401(k) Plan was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Most administrative expenses are paid directly by the Company.
All employees of the company and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become participants in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.
Contributions
Participants may elect to contribute up to 100 percent of their annual compensation, subject to Internal Revenue Service (IRS) limitations. Prior to January 1, 2009, the Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500. The Company has suspended the matching contribution effective January 1, 2009.
Each participant’s account is credited with the participants’ and employer’s contribution and related Plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 33 percent vested after one year of credited service, 66 percent vested after two years and 100 percent vested after three years. The Plan defines a year of credited services as working 500 hours.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 1 — PLAN DESCRIPTION (CONTINUED)
Payment of Benefits
On termination of service, the normal form of payment to a participant is a lump sum or an installment payment over a period not to exceed the participant’s expected lifetime, or the joint future lifetime of the participant and spouse.
Plan assets allocated to the accounts of persons who have terminated with the Company but have not withdrawn from the Plan approximate $2,578,000 and $2,536,000 at December 31, 2010 and 2009, respectively.
Forfeitures
At December 31, 2010 and 2009, forfeited non-vested accounts totaled $5,127 and $5,218, respectively.
Notes Receivable from Participants
Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis within the policy of the Plan. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months, and bear an interest rate of 4.25% to 7.25%. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Change in Accounting Principles
The Plan adopted a new accounting standard, Reporting Loans to Participants by Defined Contribution Pension Plans, which provides clarification of how loans to participants should be classified and measured by defined contribution pension benefit plans. This guidance requires that loans to participants be reported as notes receivable from participants in the Statements of Net Assets Available for Benefits and be measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this standard in its December 31, 2010 financial statements and has reclassified loans from participants of $452,114 from participant-directed investments to notes receivable from participants as of December 31, 2009. The Plan also reclassified interest income from participant loans of $31,037 from investment income to interest income from notes receivable from participants for the years ended December 31, 2009. Net assets for the Plan were not affected by the adoption of this standard.
Administrative Expenses
The majority of administrative expenses are paid by the Company. However, $7,531 and $10,074 were paid for by the Plan during the years ended December 31, 2010 and 2009, respectively.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 — TAX STATUS
The Plan obtained its latest determination letter on June 14, 2005, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 4 — INVESTMENTS
Investments that represent 5% or more of fair value of the Plan’s net assets for December 31 are as follows:

	2010	2009
* A.C. Moore Arts & Crafts, Inc.	$676,331	$633,176
* Merrill Lynch Retirement Preservation Trust	1,913,505	2,197,023
Black Rock Basic Value Fund, Inc.	1,060,656	1,058,076
Growth Fund of America	1,374,957	1,352,024
Black Rock S&P 500 Index Fund	691,426	561,098
Thornburg International Value A	1,135,656	979,553
PIMCO Total Return Fund A	1,181,914	1,120,515
Dreyfus Small Cap Equity A	1,091,331	998,581

*	Indicates a party-in-interest to the Plan
During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Common stock	$(139,235)	$403,135
Registered investment companies (mutual funds)	916,872	1,466,418

Total	$777,637	$1,869,553

NOTE 5 — FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 5 — FAIR VALUE MEASUREMENTS (CONTINUED)
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.
Trust: Valued at the net asset value (NAV) of units of the fund held by the Plan based on the fair value of the underlying investments of the fund. Effective in October 2010, the Trust changed from a stable value fund to a short term bond fund. The most significant change that occurred was the elimination of the Trust’s wrap contracts and the change from contract value to fair value accounting.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$691,426	$—	$—	$691,426
Fixed income funds	1,545,986	—	—	1,545,986
Growth funds	1,374,957	—	—	1,374,957
Other funds	3,544,932	—	—	3,544,932
Balanced funds	1,383,132	—	—	1,383,132
Common Stock:
Consumer	676,331	—	—	676,331
Trust — Fixed	—	1,913,505	—	1,913,505

Total assets at fair value	$9,216,764	$1,913,505	$—	$11,130,269

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 5 — FAIR VALUE MEASUREMENTS (CONTINUED)

	2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$561,098	$—	$—	$561,098
Fixed income funds	1,396,311	—	—	1,396,311
Growth funds	1,352,024	—	—	1,352,024
Other funds	3,122,893	—	—	3,122,893
Balanced funds	1,257,239	—	—	1,257,239
Common Stock:
Consumer	633,176	—	—	633,176
Common/collective trust — Fixed	—	2,197,023	—	2,197,023

Total assets at fair value	$8,322,741	$2,197,023	$—	$10,519,764

NOTE 6 — RISKS AND UNCERTAINTIES
The Plan provides for investment options in any combination of stocks, mutual funds, and common collective trust. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE 7 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 for December 31 follows:

	2010	2009

Net assets available for benefits per the financial statements	$11,537,481	$10,927,888
Return of excess contributions	54,781	44,708

Net assets available for benefits, per Form 5500	$11,592,262	$10,972,596

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)
A reconciliation of net increase in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows for the year ended December 31 follows:

	2010	2009
Net increase in net assets available for benefits per the financial statements	$609,593	$1,944,911
Difference in excess contributions	10,073	(32,585)

Net increase in net assets available for benefits, per Form 5500	$619,666	$1,912,326

The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely refund of excess contributions.
NOTE 9 — EXCESS PARTICIPANT CONTRIBUTIONS PAYABLE
The Plan failed the discrimination test for the years ended December 31, 2010 and 2009. Excess contributions amounting to $54,781 for 2010 and $44,708 for 2009 are recorded as a liability in the accompanying statement of net assets available for benefits.
The Plan reimbursed these excess contributions to Plan participants during 2011 and 2010.
NOTE 10 — RELATED PARTIES
Certain Plan investments are shares of common stock of A.C. Moore Arts & Crafts, Inc. and mutual funds managed by Ascensus, Inc (d/b/a Merrill Lynch) and Frontier Trust Company. A.C. Moore Arts & Crafts, Inc. is the plan sponsor, Ascensus, Inc. is the record keeper, and Frontier Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain officers and employees of the Company are administrators of the Plan and are participants in the Plan.
NOTE 11 — SUBSEQUENT EVENTS
Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2010, but prior to the financial statements being issued, that provided additional evidence about conditions that existed at December 31, 2010, have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010, but arose before the financial statements were issued have not been recognized in the financial statements for the year ended December 31, 2010.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
FORM 5500, SCHEDULE H,
PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2010
EIN: 23-3527763, PLAN #: 001

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate of		(e)
	Identity of Issuer, Borrower,	Interest, Collateral, Par, or	(d)	Current
(a)	Lessor or Similar Party	Maturity Value	Cost **	Value

*	A.C. Moore Arts & Crafts, Inc.	Common stock		$676,331

*	Merrill Lynch	Retirement Preservation Trust		1,913,505

	American Funds	American Century Government Bond Fund		364,072
	American Funds	Growth Fund of America		1,374,957
	Black Rock	Black Rock S&P 500 Index Fund		691,426
	Black Rock	Black Rock Basic Value Fund, Inc.		1,060,656
	Black Rock	Black Rock Health Sciences Opp		191,488
	Drefus	Dreyfus Small Cap Equity A		1,091,331
	MFS	MFS Utilities Fund A		527,126
	Oakmark	The Oakmark Equity and Income Fund		291,800
	PIMCO Funds	PIMCO Total Return Fund A		1,181,914
	Thornburg	Thornburg International Value A		1,135,656
	Victory	Victory Special Value A		205,851
	Allianz	RCM Technology Fund A		424,156

	Notes Receivable from Participants	Participant loans - 4.25% to 7.25%, with various maturities		443,509

	Total			$11,573,778

*	Indicates party-in-interest to the Plan

**	Not Applicable, all investments are participant directed.